UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _________ to _________ Commission file number: 1-11083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Boston Scientific Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

Audited Financial Statements
and Supplemental Schedules

Boston Scientific Corporation
401(k) Retirement Savings Plan

Year ended December 31, 2009

Boston Scientific Corporation 401(k) Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedules

Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4-13

Supplemental Schedules

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	14
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15-16

Report of Independent Registered Public Accounting Firm

The 401(k) Plan Administrative and Investment Committee and Participants
Boston Scientific Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Boston Scientific Corporation 401(k) Retirement Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2009 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  These supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Boston, Massachusetts
June 25, 2010

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets
Investments (at fair value)	$1,479,542,469	$1,122,655,737
Receivables:
Participant contributions	42,082	1,684,305
Employer contributions	5,237,056	6,439,284
Total receivables	5,279,138	8,123,589

Net assets available for benefits, reflecting investments at fair value	1,484,821,607	1,130,779,326

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,384,988)	6,655,366

Net assets available for benefits	$1,479,436,619	$1,137,434,692

See accompanying notes

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions:

Investment income:
Net appreciation in fair value of investments	$231,880,163
Dividends	19,953,037
Interest	7,653,269
259,486,469

Contributions:
Participants	94,744,386
Employer	69,215,417
Participant rollovers	5,182,477
169,142,280

Total additions	428,628,749

Deductions:

Benefits payments	86,506,704
Administrative expenses	120,118

Total deductions	86,626,822

Net increase	342,001,927

Net assets available for benefits:

Beginning of year	1,137,434,692

End of year	$1,479,436,619

See accompanying notes

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2009

1.	DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the “Company”) 401(k) Retirement Savings Plan, as amended (the “Plan”), provides only general information.  Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions. Copies of these documents are available from the 401(k) Plan Administrative and Investment Committee (the “Committee”).  Capitalized terms used in this description shall each have the meanings set forth in the Plan.

General
The Plan is a defined contribution plan covering all Eligible Employees, as defined in the Plan documents, who have completed thirty days of service and have attained eighteen years of age.  If, as a result of temporary or short-term employment at Boston Scientific, an employee satisfies the minimum service requirement for the Plan, he will be considered an Eligible Employee for purposes of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Committee, whose members are appointed by the Board of Directors of the Company.  Vanguard Fiduciary Trust Company is a fiduciary and trustee of the Plan and also serves as the recordkeeper of each Plan Participant’s account.

Contributions
An Eligible Employee may contribute between 1% and 25% of his or her Eligible Compensation to the Plan as elective deferrals, up to established federal limits indexed annually. Elective Deferrals include pre-tax contributions and after-tax (“Roth”) contributions. If elected, Roth contributions are combined with all annual pre-tax contributions in determining the maximum amount which a Participant may contribute in Elective Deferrals each year. In addition, a Participant may contribute between 1% and 10% of his or her compensation on a traditional after-tax basis each year.

The Plan provides for “Automatic Enrollments,” whereby an Eligible Employee who completes an Hour of Service with the Company and who would otherwise have been eligible to make Elective Deferrals but did not, is enrolled in the Plan sixty (60) days after he or she satisfies the Plan’s eligibility requirements. This feature automatically enrolls each Participant into the Plan at a default rate of 2% of his or her Eligible Compensation on a pre-tax basis for the first year.  Contributions are allocated to the Qualified Default Investment Alternative (“QDIA”).  Following the first year, the rate of contribution of an Eligible Employee’s Compensation under the automatic enrollment increases annually in 1% increments, up to a maximum of 6% in the fifth plan year in which the “automatic compensation reduction authorization” is in effect.  Participants receive advance notice of their right to elect out of both of these automatic Plan features and are permitted to stop or change either feature at any time.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Contributions (Continued)
Vanguard Target Retirement Funds represent the QDIA for the Plan. In the event contributions are made on behalf of a Participant for whom there are no fund allocations, the contributions and any associated matching contribution will be allocated to the applicable Target Retirement Fund that is closest to the date the Participant attains age 65.

The Company matches 200% of Elective Deferrals for the first 2% of the Participant’s Eligible Compensation during the Plan year and 50% of the Elective Deferrals thereafter up to a maximum of 6% of the Participant’s Eligible Compensation.  The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In addition, the Company’s Board of Directors may approve additional discretionary contributions to the Plan.  No additional discretionary contributions were made during 2008 or 2009.

The Plan includes a Boston Scientific common stock fund feature.  The Plan also includes a Pfizer Common Stock fund which was transferred from the Pfizer Savings and Investment Plan on behalf of former employees of Schneider Worldwide, following the Company’s acquisition of Schneider in September 1998.  No additional contributions can be made to the Pfizer Common Stock Fund, and earnings within this fund are allocated in accordance with the Participant’s current investment elections under the Plan.  A Participant can transfer amounts out of the Pfizer Common Stock Fund to other investment funds within the Plan.

Participant Accounts and Vesting
A Participant can allocate his or her account among various investment funds.  Each Participant’s account is credited with the Participant’s contribution, the Company’s contribution, and an allocation of the earnings and losses for the Participant’s particular investment funds. Each Participant is fully vested immediately in his or her contributions and Company contributions.

Participant Loans
Subject to certain limitations, a Participant may borrow from his or her account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50 percent of his or her vested account balance.  Loan terms range from one to five years in most instances, or up to ten years if the loan is for the purchase of a primary residence.  However, Participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans.  Loans are secured by the balance in the Participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are repaid ratably through automatic payroll deductions.

Effective January 1, 2006, the number of loans permitted to be outstanding per Participant was reduced to one.  All outstanding loans as of December 31, 2005 were grandfathered, and only new loan requests made on or after January 1, 2006 are subject to this rule.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Payment of Benefits
All benefit payments, including balances in the common stock funds, are made in the form of a lump-sum cash distribution equal to the value of the Participant’s account, whether as cash distributions or rollovers. If a terminated Participant’s account is valued at and remains in excess of $5,000 (less any rollover amounts), the Participant has the option of leaving the funds invested in the Plan until attaining the age of 62. While employed at the Company, a Participant may withdraw all or a portion of his or her elective contributions to the extent necessary to meet a Financial Hardship, as defined in the Plan, not to exceed one financial hardship withdrawal per year.  Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Participants may make withdrawals for any reason after attaining age 59½. Disabled Participants, as defined in the Company’s group long-term disability contract, are allowed to make withdrawals at any time regardless of age. The Plan also allows withdrawals regardless of age from Participant’s after-tax and rollover accounts for any reason.

Forfeitures
At December 31, 2009 and 2008, unallocated forfeited non-vested accounts totaled $3,704,769 and $3,213,804, respectively. These amounts will be used to (a) restore any amount previously forfeited as required by applicable regulations; (b) pay reasonable expenses of administering the Plan; and (c) reduce future employer matching contributions. In 2009, employer contributions were reduced by forfeited non-vested accounts in the amount of $67,563.

Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, in accordance with the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the assets shall be liquidated and distributed in accordance with the provisions of the Plan and as prescribed by ERISA and the regulations pursuant thereto. Upon termination of the Plan the Participants will become fully vested in their account.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with U.S.   generally accepted accounting principles (GAAP).

Payment of Benefits
Benefits are recorded when paid.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 4 for further discussion of fair value measurements.

The Vanguard Retirement Savings Trust III and Invesco Stable Fund are tax-exempt collective trusts that invest in fully benefit-responsive investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

New Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement No. 168, The FASB Accounting Standards Codification™  and the Hierarchy of Generally Accepted Accounting Principles (codified within ASC Topic 105, Generally Accepted Accounting Principles), which establishes the FASB Accounting Standards Codification™  (“ASC”) as the single source of authoritative U.S. GAAP. The Codification™ supersedes all previous non-SEC accounting and reporting standards. The Plan adopted Statement No. 168 effective January 1, 2009 and have conformed all references to accounting literature in this Report to the appropriate reference within the Codification™.  All new authoritative guidance is issued in the form of ASC Updates.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued)
In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009.  Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

3.	INVESTMENTS

The following investments represent five percent or more of the Plan’s net assets available for benefits.

	December 31,
	2009	2008
Common Stock:
Boston Scientific Corporation Common Stock Fund	$172,561,036	$156,473,223
Mutual Funds:
Vanguard 500 Index Fund Investor Shares	189,910,572	142,485,655
Vanguard International Growth Fund	174,794,205	114,091,414
Vanguard Growth Index Fund Investor Shares	135,890,380	93,436,268
Vanguard Wellington Fund Investor Shares	103,905,692	79,894,440
Vanguard Windsor II Fund Investor Shares	97,423,570	73,294,033
T. Rowe Price Small-Cap Stock Fund	95,096,620	63,915,499
Vanguard Total Bond Market Index Fund	89,441,310	71,265,616
Common Collective Trust Funds:
Vanguard Retirement Savings Trust III (fair value)	$249,095,489	$133,707,220
Invesco Stable Value Trust (fair value)	*	102,319,702

* Amount did not exceed five percent of the Plan’s net assets in the year noted.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $231,880,163 as follows:

Mutual funds	$205,431,053
Common stock	26,449,110
Net appreciation in fair value of investments	$231,880,163

4.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification™ Topic 820, Fair Value Measurements and Disclosures (formerly FASB Statement No. 157, Fair Value Measurements), defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

4.	FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
–	quoted prices for similar assets and liabilities in active markets
–	quoted prices for identical or similar assets or liabilities in markets that are not active
–	observable inputs other than quoted prices that are used in the valuation of the asset, or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
–	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.  The Plan’s valuation methodology used to measure the fair value of common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.  Investments in common/collective trust funds are stated at fair value based on the year end market value of each unit held, which is derived from the market value of the underlying net assets disclosed in the audited financial statements of the trusts.  The valuation techniques used to measure fair value of participant loans, all of which mature by the end of 2020 and are secured by vested account balances of borrowing participants, are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

4.	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2009.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Index	$415,242,262	$—	$—	$415,242,262
Growth	378,170,480	—	—	378,170,480
Other	133,965,673	—	—	133,965,673
Balanced	103,905,692	—	—	103,905,692
Common stock:	175,536,833	—	—	175,536,833
Common Collective Trust Funds	—	249,095,489	—	249,095,489
Loans to participants	—	—	23,626,041	23,626,041
Total investments at fair value	$1,206,820,939	$249,095,489	$23,626,041	$1,479,542,469

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009.

Participant Loans

Balance, beginning of year	$20,678,483
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	2,947,558
Transfers in and/or out of Level 3	—
Balance, end of year	$23,626,041

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in certain funds managed by an affiliate of Vanguard Fiduciary Trust Company (“Vanguard”).  As noted in Note 1, Vanguard is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.  The Plan also invests in the common stock of the Company. Transactions in these investments qualify as party-in-interest transactions, however, they are exempt from the prohibited transaction rules under ERISA.  Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, overall market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.  During 2009, net appreciation in fair value of investments totaled $231,880,163 due to significant market volatility, that was due in part to general improvement in the global economy.

7.	INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 4, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  Subsequent to this determination by the IRS, the Plan was amended.   The Company is committed to ensuring that the Plan is compliant with the Code, and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Boston Scientific Corporation 401(k) Retirement Savings Plan
Notes to the Financial Statements (continued)

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 as of December 31, 2009 and 2008:

	December 31,
	2009	2008

Net assets available for benefits per the financial Statements	$1,479,436,619	$1,137,434,692
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,384,988	(6,655,366)
Deemed distributions	(18,826)	(124,614)
Net assets available for benefits per Form 5500	$1,484,802,781	$1,130,654,712

9.	DELINQUENT PARTICIPANT CONTRIBUTIONS

During 2009, the Company was untimely in remitting certain participant contributions in the amount of $33,779. Late remittances of participant contributions constitute a prohibited transaction under ERISA Section 406, regardless of materiality. The Company remitted the delinquent participant contributions to the Plan by December 31, 2009 and reimbursed the Plan for $771 of lost earnings associated with the delinquent participant contributions. Related excise taxes were paid by the Company.

10.	SUBSEQUENT EVENTS

Subsequent to December 31, 2009 the share price of the Boston Scientific Corporation Common Stock decreased by approximately 34% to $5.96 per share, the most recent close price as of June 25, 2010, the date the financial statements were available to be issued.

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2009

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002–51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$ 33,779		$ 33,779(1)

(1)
Represents delinquent participant contributions and loan repayments from one off-cycle pay period in 2009. The Company remitted lost earnings to the Plan and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2009.

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

		Current
Identity of Issue	Shares or Units	Value

Mutual Funds:
*Vanguard Group:
500 Index Fund Investor Shares	1,849,718	$189,910,572
International Growth Fund	10,288,064	174,794,205
Growth Index Fund Investor Shares	4,974,026	135,890,380
Wellington Fund Investor Shares	3,601,584	103,905,692
Windsor II Fund Investor Shares	4,114,171	97,423,570
Total Bond Market Index Fund	8,641,672	89,441,310
Mid-Cap Growth Fund	4,032,427	61,938,081
Target Retirement Income	651,552	6,899,934
Target Retirement 2020	337,624	6,738,974
Target Retirement 2025	572,967	6,485,985
Target Retirement 2035	530,475	6,164,121
Target Retirement 2015	511,958	5,790,242
Target Retirement 2030	249,588	4,819,537
Target Retirement 2040	224,421	4,275,224
Target Retirement 2045	320,646	3,854,168
Target Retirement 2050	111,962	2,139,591
Target Retirement 2010	65,226	1,338,429
Target Retirement 2005	29,792	327,112
T. Rowe Price Small-Cap Stock Fund	3,529,941	95,096,620
Cohen & Steers Realty Shares Institutional	802,926	24,513,334
Artisan Mid Cap Value Fund Investor Shares	274,869	4,942,148
Harbor International Fund Institutional	83,741	4,594,877
*Common Collective Trust Fund:
Vanguard Retirement Savings Trust III	243,710,501	249,095,489

* Indicates party-in-interest to the Plan.

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

		Current
Identity of Issue	Shares or Units	Value

*Boston Scientific Corporation Common Stock Fund	19,173,448	172,561,036

Pfizer Common Stock Fund	163,595	2,975,797

*Participants’ notes receivable, interest rates 4.25% - 10.00%		23,626,041

		$1,479,542,469

* Indicates party-in-interest to the Plan.

Note: Cost information is not presented because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Date: June 25, 2010	By:	/s/ Richard Duffy
Richard Duffy
Member, 401(k) Plan Administrative and Investment Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm